UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    LEXMARK INTERNATIONAL INC.

(Name of Issuer)

    Class A Common Stock, $0.01 par value

(Title of Class of Securities)

    529771107

(CUSIP Number)

    Paul Friedman

    BlueMountain Capital Management, LLC

    280 Park Avenue, 5th Floor East

    New York, New York 10017

    212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    April 19, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529771107	Schedule 13D	Page 2 of 33

(1)	Name of reporting persons. BlueMountain Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 3,560,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,560,000
(11)	Aggregate amount beneficially owned by each reporting person 3,560,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6%
(14)	Type of reporting person (see instructions) IA

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 3 of 33

(1)	Name of reporting persons. BlueMountain GP Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 3,332,389
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,332,389
(11)	Aggregate amount beneficially owned by each reporting person 3,332,389
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 4 of 33

(1)	Name of reporting persons. Blue Mountain Credit Alternatives Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,402,158
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,402,158
(11)	Aggregate amount beneficially owned by each reporting person 1,402,158
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 5 of 33

(1)	Name of reporting persons. Blue Mountain CA Master Fund, GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,402,158
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,402,158
(11)	Aggregate amount beneficially owned by each reporting person 1,402,158
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 6 of 33

(1)	Name of reporting persons. BlueMountain Long/Short Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 405,612
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 405,612
(11)	Aggregate amount beneficially owned by each reporting person 405,612
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 7 of 33

(1)	Name of reporting persons. BlueMountain Long/Short Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 405,612
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 405,612
(11)	Aggregate amount beneficially owned by each reporting person 405,612
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.6%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 8 of 33

(1)	Name of reporting persons. BlueMountain Distressed Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 103,131
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 103,131
(11)	Aggregate amount beneficially owned by each reporting person 103,131
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 9 of 33

(1)	Name of reporting persons. BlueMountain Distressed GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 103,131
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 103,131
(11)	Aggregate amount beneficially owned by each reporting person 103,131
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 10 of 33

(1)	Name of reporting persons. BlueMountain Strategic Credit Master Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 222,491
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 222,491
(11)	Aggregate amount beneficially owned by each reporting person 222,491
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 11 of 33

(1)	Name of reporting persons. BlueMountain Strategic Credit GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 222,491
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 222,491
(11)	Aggregate amount beneficially owned by each reporting person 222,491
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.3%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 12 of 33

(1)	Name of reporting persons. BlueMountain Timberline Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 110,247
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 110,247
(11)	Aggregate amount beneficially owned by each reporting person 110,247
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 13 of 33

(1)	Name of reporting persons. BlueMountain Credit Opportunities Master Fund I L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,110,097
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,110,097
(11)	Aggregate amount beneficially owned by each reporting person 1,110,097
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 14 of 33

(1)	Name of reporting persons. BlueMountain Credit Opportunities GP I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,110,097
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,110,097
(11)	Aggregate amount beneficially owned by each reporting person 1,110,097
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 15 of 33

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 88,900
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 88,900
(11)	Aggregate amount beneficially owned by each reporting person 88,900
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) OO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 16 of 33

(1)	Name of reporting persons. BlueMountain Kicking Horse Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 88,900
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 88,900
(11)	Aggregate amount beneficially owned by each reporting person 88,900
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) PN

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 17 of 33

(1)	Name of reporting persons. AAI BlueMountain Fund Plc*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 53,320
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 53,320
(11)	Aggregate amount beneficially owned by each reporting person 53,320
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.
*	The shares of Common Stock are owned by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund Plc.

CUSIP No. 529771107	Schedule 13D	Page 18 of 33

(1)	Name of reporting persons. BlueMountain Long Short Grasmoor Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 64,044
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 64,044
(11)	Aggregate amount beneficially owned by each reporting person 64,044
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1%
(14)	Type of reporting person (see instructions) CO

(1)	The Reporting Persons understand from the Issuer that the number of shares of Class A Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085.

CUSIP No. 529771107	Schedule 13D	Page 19 of 33

ITEM 1.	Security of the Issuer.

This Schedule 13D (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Lexmark International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Lexmark Centre Drive, 740 West New Circle Road, Lexington, Kentucky 40550.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by Credit Alternatives;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Long/Short Credit GP”), with respect to the Common Stock directly owned by Long/Short Credit;

(v)	BlueMountain Distressed Master Fund L.P., a Cayman Islands exempted limited partnership (“Distressed”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Distressed GP, LLC, a Delaware limited liability company (“Distressed GP”), with respect to the Common Stock directly owned by Distressed;

(vii)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Strategic Credit”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Strategic Credit GP, LLC, a Delaware limited liability company (“Strategic Credit GP”), with respect to the Common Stock directly owned by Strategic Credit;

(ix)	BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited company (“Grasmoor”), with respect to the Common Stock directly owned by it;

(x)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Kicking Horse Fund, L.P., a Cayman Islands limited partnership (“Kicking Horse”), with respect to the Common Stock directly owned by it;

(xii)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP”), with respect to the Common Stock directly owned by Kicking Horse;

(xiii)	BlueMountain Credit Opportunities Master Fund I, L.P., a Cayman Islands limited partnership (“COF”, and together with Credit Alternatives, Long/Short Credit, Distressed, Strategic Credit and Kicking Horse, the “Partnerships”), with respect to the Common Stock directly owned by it;

CUSIP No. 529771107	Schedule 13D	Page 20 of 33

(xiv)	AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds (“AAI” and together with Timberline, Grasmoor and the Partnerships, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xv)	BlueMountain Credit Opportunities GP I, LLC, a Delaware limited liability company (“COF GP” and together with BMCA GP, Long/Short Credit GP, Distressed GP, Strategic Credit GP and Kicking Horse GP, the “General Partners”), with respect to the Common Stock directly owned by COF;

(xvi)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds; and

(xvii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private investment limited liability company or private investment exempted company, as the case may be; (ii) each of the General Partners is to serve as the general partner of the respective Partnership; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make investment decisions on behalf of those private investment funds, and (iv) the Ultimate General Partner is to serve as the ultimate general partner, of a variety of private investment funds organized as limited partnerships or limited liability companies for which the Investment Manager serves as investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of the Ultimate General Partner; Director of BMCA GP; Director of Timberline

Stephen Siderow	President of the Investment Manager, President of the Ultimate General Partner; Director of BMCA GP; Director of Timberline.

Alan Gerstein	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

Michael Liberman	Managing Principal, Chief Operating Officer and Chief Risk Officer of the Investment Manager; Managing Principal, Chief Operating Officer and Chief Risk Officer of the Ultimate General Partner

Bryce Markus	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

David Rubenstein	Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Investment Manager; Managing Principal, Chief Financial Officer, General Counsel and Secretary of the Ultimate General Partner.

Derek Smith	Managing Principal and Senior Portfolio Manager of the Investment Manager; Managing Principal and Senior Portfolio Manager of the Ultimate General Partner.

James Staley	Managing Partner of the Investment Manager; Managing Partner of the Ultimate General Partner

Peter Greatrex	Managing Partner and Head of Research of the Investment Manager; Managing Partner and Head of Research of the Ultimate General Partner

CUSIP No. 529771107	Schedule 13D	Page 21 of 33

Franck Dargent	Director of AAI.

Laurent Guillet	Director of AAI.

Barry McGrath	Director of AAI.

Paul Dobbyn	Director of AAI.

Mark Shapiro	Director of Timberline. Mr. Shapiro also serves as a consultant to several financial service and professional service firms.

Ronan Daly	Director of Grasmoor.

Jennifer Thompson	Director of Grasmoor.

John Walley	Director of Grasmoor.

The business address of each BlueMountain Fund (other than Grasmoor and AAI) and BMCA GP is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of the Investment Manager, Distressed GP, Long/Short Credit GP, Strategic Credit GP, Kicking Horse GP, COF GP, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, David Rubenstein, Derek Smith and Mark Shapiro is 280 Park Avenue, 5th Floor East, New York, New York 10017.

The business address of AAI is Beaux Lane House, Mercer Street Lower, Dublin 2, Ireland.

The business address of Grasmoor, Ronan Daly, Jennifer Thompson and John Walley is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands.

The business address of Barry McGrath and Paul Dobbyn is c/o Maples and Calder, 75 St. Stephen’s Green, Dublin 2, Ireland.

The business address of Franck Dargent and Laurent Guillet is c/o Amundi Alternative Investments, SAS, 90 boulevard Pasteur, 75730 Paris Cedex 15, France.

ITEM 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in the acquisition of such Common Stock by such Reporting Persons came from the working capital of such Reporting person.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold the 3,560,000 shares of Common Stock for the purpose of investment and in the ordinary course of business, and intend to review this investment on a continuing basis.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Company, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons understand from the Issuer that the number of shares of Common Stock outstanding on February 28, 2013, as described in the Issuer’s Schedule 14A, filed on March 15, 2013, was approximately 63,592,085. The 3,560,000 shares of Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of April 25, 2013, represent approximately 5.6% of the issued and outstanding shares of Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Common Stock is as follows:

A.	Investment Manager

(a)	Amount beneficially owned: 3,560,000 Percent of class: 5.6%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 3,560,000.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 3,560,000.

B.	Ultimate General Partner

(a)	Amount beneficially owned: 3,332,389 Percent of class: 5.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 3,332,389.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 3,332,389.

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C.	Credit Alternatives

(a)	Amount beneficially owned: 1,402,158 Percent of class: 2.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 1,402,158.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 1,402,158.

D.	BMCA GP

(a)	Amount beneficially owned: 1,402,158 Percent of class: 2.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 1,402,158.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 1,402,158.

E.	Long/Short Credit

(a)	Amount beneficially owned: 405,612 Percent of class: 0.6%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 405,612.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 405,612.

CUSIP No. 529771107	Schedule 13D	Page 24 of 33

F.	Long/Short Credit GP

(a)	Amount beneficially owned: 405,612 Percent of class: 0.6%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 405,612.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 405,612.

G.	Distressed

(a)	Amount beneficially owned: 103,131 Percent of class: 0.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 103,131.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 103,131.

H.	Distressed GP

(a)	Amount beneficially owned: 103,131 Percent of class: 0.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 103,131.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 103,131.

I.	Strategic Credit

(a)	Amount beneficially owned: 222,491 Percent of class: 0.3%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.
	(ii)	Shared power to vote or to direct the vote 222,491.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 222,491.

CUSIP No. 529771107	Schedule 13D	Page 25 of 33

J.	Strategic Credit GP

(a)	Amount beneficially owned: 222,491 Percent of class: 0.3%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 222,491.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 222,491.

K.	Timberline

(a)	Amount beneficially owned: 110,247 Percent of class: 0.2%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 110,247.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 110,247.

L.	Kicking Horse

(a)	Amount beneficially owned: 88,900 Percent of class: 0.1%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 88,900.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 88,900.

CUSIP No. 529771107	Schedule 13D	Page 26 of 33

M.	Kicking Horse GP

(a)	Amount beneficially owned: 88,900 Percent of class: 0.1%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 88,900.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 88,900.

N.	AAI

(a)	Amount beneficially owned: 53,320 Percent of class: 0.0%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 53,320.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 53,320.

O.	COF

(a)	Amount beneficially owned: 1,110,097 Percent of class: 1.7%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 1,110,097.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 1,110,097.

CUSIP No. 529771107	Schedule 13D	Page 27 of 33

P.	COF GP

(a)	Amount beneficially owned: 1,110,097 Percent of class: 1.7%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 1,110,097.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 1,110,097.

Q.	GRASMOOR

(a)	Amount beneficially owned: 64,044 Percent of class: 0.0%

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-.

	(ii)	Shared power to vote or to direct the vote 64,044.

	(iii)	Sole power to dispose or to direct the disposition of -0-.

	(iv)	Shared power to dispose or to direct the disposition of 64,044.

The Investment Manager, each General Partner and the Ultimate General Partner, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) Except as set forth above in Item 3, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 2 and 3 hereof are incorporated by reference in their entirety.

Except as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 529771107	Schedule 13D	Page 28 of 33

ITEM 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated April 26, 2013, attached as Exhibit 1 hereto.

CUSIP No. 529771107	Schedule 13D	Page 29 of 33

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 26, 2013

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P.
BY: BLUEMOUNTAIN DISTRESSED GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

CUSIP No. 529771107	Schedule 13D	Page 30 of 33

BLUEMOUNTAIN DISTRESSED GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P.
BY: BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN STRATEGIC CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD.
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT AND DISTRESSED REFLECTION FUND,
A SUB-FUND OF AAI BLUEMOUNTAIN FUND PLC
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

CUSIP No. 529771107	Schedule 13D	Page 31 of 33

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P.
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN CREDIT OPPORTUNITIES GP I, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN LONG SHORT GRASMOOR FUND LTD.
BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)